UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                       (Amendment No. ___2___)*

                              GENSYM CORP.
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                                37245R107
                             (CUSIP Number)

       Austin W. Marxe, 153 East 53rd Street, New York, NY  10022
                             (212) 207-6500
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              October 17, 2003
             (Date of Event Which Requires Filing Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of S240.13d-(e), 240.13d-1(f) or 240.13d-(g), check the following box __.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See S240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 37245R107 				Page 2 of 8 Pages

1.   NAME OF REPORTING PERSONS
	SS or I.R.S. IDENTIFICATION NO. OF	ABOVE PERSON

      Special Situations Fund III, L.P. F13-3737427 **
      MGP Advisers Limited Partnership * F13-3263120 **


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                                                    (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
      Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF		(7) SOLE VOTING POWER   See Marxe/Greenhouse
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER   See Marxe/Greenhouse
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

         0

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14.  TYPE OF REPORTING PERSON

        IV/IA

*AWM Investment Company, Inc., a Delaware corporation, is the General Partner of this entity.
** See Item 2.


CUSIP No. 37245R107 				Page 3 of 8 Pages

1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Special Situations Cayman Fund, L.P. (the "Cayman Fund") -98-0132442 **
    AWM Investment Company, Inc. ("AWM") 11-3086452 **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        AWM - Delaware
       The Cayman Fund - Cayman Islands

NUMBER OF		(7) SOLE VOTING POWER   See Marxe/Greenhouse
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER   See Marxe/Greenhouse
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

         0

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	   0%

14.  TYPE OF REPORTING PERSON

        IV/IA
 **  See Item 2



 CUSIP No. 37245R107 					Page 4 of 8 Pages

1.   NAME OF REPORTING PERSONS:
      SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Austin W. Marxe **
      David M. Greenhouse **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)
                                       (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF		(7) SOLE VOTING POWER        None
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER    None
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          None

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  0%

14.  TYPE OF REPORTING PERSON

        IN
 ** See Item 2.


								Page 5 of 8 Pages



                           SCHEDULE 13D

Item 1. Security and Issuer.
This Schedule relates to the common stock (the "Securities") of Gensym Corporation (the "Issuer"). The Issuer's principal executive offices are located at 52 Second Avenue, Burlington, MA 01803.

Item 2. Identity and Background.
This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons." Austin W. Marxe and David M. Greenhouse share sole voting and investment power over the shares owned by the other Reporting Persons.

The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 55th floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

The principal business of SSF III and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. MGP and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.










								Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.
Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction.
The Funds have sold all of their shares of the Issuer.  See Item 5.

Item 5. Interest in Securities of the Issuer.

See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

During the month of October 2003, the following Funds disposed of Securities in private sale transactions as follows:

					Common Shares 	Average Price

         (1) Cayman Fund         187,300 			.75
         (2) SSF III  		535,100			.75

   No other transactions occurred in the last 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 2 of this Schedule. Based on such Item, Messrs. Marxe and Greenhouse maintain shared voting power and shared dispositive power with respect to the Securities.

Item 7. Material to be Filed as Exhibits.  None




















								Page 7 of 8 Pages


					SIGNATURE

 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2003

                            SPECIAL SITUATIONS FUND III, L.P.
                            By MGP Advisers Limited Partnership,
    General Partner

 				    ____________________________________
                            By:  /s/ David M. Greenhouse
                                 David M. Greenhouse
                                 Managing Director


                            SPECIAL SITUATIONS CAYMAN FUND, L.P.
                            By AWM Investment Company, Inc.,
				    General Partner

 				    ______________________________________
                            By: /s/ David M. Greenhouse
                                 David M. Greenhouse
                                 Vice President

				   AUSTIN W. MARXE

 				    _____________________________________
                            By: /s/ Austin W. Marxe
						Austin W. Marxe, individually


				   DAVID M. GREENHOUSE


                           _________________________
                           By: /s/ David M. Greenhouse
				   	David M. Greenhouse, individually















								Page 8 of 8 Pages



                     JOINT FILING AGREEMENT

The Reporting Persons acknowledge and agree by certifying this Schedule 13D that the foregoing statement on Schedule 13D is filed on behalf of each of the Reporting Persons and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the Reporting Persons without the necessity of filing additional joint acquisition statements.